Filed pursuant to Rule 424(b)3
Registration No. 333-110576
DATED DECEMBER 7, 2010

PROSPECTUS

2,025,746 SHARES OF COMMON STOCK
OF
SELECTIVE INSURANCE GROUP, INC.

SELECTIVE INSURANCE GROUP, INC. DIVIDEND
REINVESTMENT AND STOCK PURCHASE PLAN

This prospectus relates to the shares of common stock, par value $2.00 per share (“Common Stock”), of Selective Insurance Group, Inc. (“Selective” or the “Company”) offered under the Dividend Reinvestment and Stock Purchase Plan (the “Plan”).  The Plan provides record holders of shares of Common Stock a convenient method of reinvesting cash dividends and making optional cash payments to purchase shares of Common Stock.  Stockholders who do not wish to participate in the Plan will continue to receive cash dividends, when, as and if declared and paid.

 Selective’s Common Stock is listed on the NASDAQ Global Select Market under the symbol “SIGI”.  The purchase price of shares of Common Stock purchased by each participant in the Plan with reinvested dividends on any dividend payment date and the purchase price of shares purchased with any optional cash payment on a dividend payment date is the average of the daily high and low sales prices of Common Stock as reported on the NASDAQ Global Select Market for the period of five trading days ending with the dividend payment date (or the period of five trading days immediately preceding the dividend payment date, if the NASDAQ Global Select Market is closed on the dividend payment date).  The last price of shares of Common Stock issued under the Plan was $16.692.

Shares of Common Stock purchased by participants in the Plan will be newly issued shares.  Selective will use the proceeds from sales of Common Stock for general corporate purposes.  Selective cannot estimate the number of shares that will be purchased under the Plan or the prices at which shares will be purchased.

You should carefully consider the risks of an investment in Selective’s Common Stock.  Risk Factors begin on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

This prospectus is qualified in its entirety by reference to the Plan.  All capitalized terms used but not defined herein will have the meanings ascribed to them in the Plan.

The date of this prospectus is December 7, 2010

TABLE OF CONTENTS

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SUMMARY

This summary highlights selected information from this prospectus and may not contain all of the information that is important to you. You should read all of the information in this prospectus along with the other information and financial statements Selective refers you to in the section “Where You Can Find More Information” appearing at the end of this document. Unless otherwise stated, all references in this prospectus to “Selective,” the “Company,” “we,” “us,” and “our” mean Selective Insurance Group, Inc.

Selective Insurance Group, Inc.

Selective offers property and casualty insurance products and services through its various subsidiaries. Selective classifies its businesses into two operating segments:

•	Insurance Operations, which sells property and casualty insurance policies and products; and

•	Investment Operations, which invests the premiums collected by the Insurance Operations.

Selective eliminated its third operating segment, Diversified Insurance Services in two steps in 2009: In the first quarter, the Company reclassified its federal flood insurance administrative services business into Insurance Operations because of changes in the way Selective managed the business; and (ii) in the fourth quarter, the Company sold its human resource administration outsourcing business.

Selective offers its insurance products and services through the following subsidiaries:

•	Selective Insurance Company of America;

•	Selective Way Insurance Company;

•	Selective Auto Insurance Company of New Jersey;

•	Selective Insurance Company of the Southeast;

•	Selective Insurance Company of South Carolina;

•	Selective Insurance Company of New York; and

•	Selective Insurance Company of New England.

Selective was incorporated in New Jersey in 1977 to acquire all of the shares of Selective Insurance Company of America, formerly named “Selected Risks Insurance Company.”

Because Selective is a holding company, Selective relies on its subsidiaries for cash to pay its obligations and dividends to its stockholders. State insurance laws and regulations, as administered by state insurance departments, restrict how much money its insurance subsidiaries may distribute to the Company.

Selective’s principal executive offices are located at 40 Wantage Avenue, Branchville, New Jersey 07890 and Selective’s telephone number is (973) 948-3000.

The Selective Insurance Group, Inc. Dividend Reinvestment and Stock Purchase Plan

Eligibility and Administration

All stockholders of record of shares of our Common Stock are eligible to participate in the Plan.

Selective has designated Wells Fargo Bank, N.A. (“Wells Fargo”), as administrator of the Plan to maintain records, send statements of account, and perform other duties relating to the Plan. Shares purchased under the Plan will be registered in your name and credited in book-entry form to your Plan account.

Purchases

If you are eligible to participate in the Plan, you may join the Plan at any time. If you enroll in the Plan on or before the record date for a dividend, or, if you are a beneficial owner of shares, your broker, bank or nominee appropriately advises Wells Fargo of your participation before the record date for a dividend, that dividend will be reinvested in shares of Common Stock beginning with that dividend payment date. Typically, we have fixed dividend record dates generally on or about the fifteenth day of each February, May, August, and November, and dividend payment dates generally on or about the first day of each March, June, September and December. All optional cash payments received prior to any dividend payment date will be invested, together with any reinvested dividends, on the next dividend payment date. The Plan does not guarantee the payment of future dividends.

Stockholders of record can make optional cash payments to purchase our Common Stock. Wells Fargo will apply optional cash payments received before a dividend payment date to the purchase of additional shares on the dividend payment date. Only stockholders of record may make optional cash payments to purchase Common Stock. The minimum optional cash payment is $100 per purchase and the maximum is $1,000 per calendar quarter.

Terms of Purchase

The purchase price of shares purchased by each participant in the Plan is the average of the daily high and low sales prices of our Common Stock as reported on the NASDAQ Global Select Market for the period of five trading days ending with the dividend payment date.

USE OF PROCEEDS

We cannot estimate either the number of shares of Common Stock that will ultimately be sold under the Plan or the prices at which shares will be sold. We intend to use the net proceeds from sales of Common Stock under the Plan for general corporate purposes. The amounts and timing of the application of proceeds will depend upon our funding requirements and the availability of other funds.

RISK FACTORS

Certain risk factors exist that can have a significant impact on Selective’s business, results of operations, and financial condition. The impact of these risk factors could also affect certain actions that Selective takes as part of its long-term capital strategy including, but not limited to, contributing capital to subsidiaries in its insurance operations and diversified insurance services segments, issuing additional debt and/or equity securities, repurchasing shares of the Common Stock, or increasing stockholders’ dividends.

The following list of risk factors is not exhaustive and others may exist. Selective operates in a continually changing business environment, and new risk factors emerge from time to time. Consequently, Selective can neither predict new risk factors nor assess the impact, if any, they might have on its business in the future.

Risks Related to Insurance Operations

The failure of Selective’s risk management strategies could have a material adverse effect on the Company’s financial condition or results of operations.

Selective employs a number of risk management strategies to reduce the Company’s exposure to risk that include, but are not limited to the following:

•	Being disciplined in the Company’s underwriting practices;

•	Being prudent in the Company’s claims management practices and establishing adequate loss and loss expense reserves;

•
Continuing to develop and implement predictive models to analyze historical statistical data regarding Selective’s insureds and their loss experience and to apply that information to risks of current insureds and prospective insureds so the Company can better predict the likely profitability of the account; and

•	Purchasing reinsurance.

All of these strategies have inherent limitations. Selective cannot be certain that an event or series of unanticipated events will not occur and result in losses greater than the Company expects and have a material adverse effect on the Company’s liquidity, capital resources, results of operations, and financial condition.

Selective’s loss reserves may not be adequate to cover actual losses and expenses.

Selective is required to maintain loss reserves for the Company’s estimated liability for losses and loss expenses associated with reported and unreported insurance claims. Selective’s estimates of reserve amounts are based on known facts and circumstances, including the Company’s expectations of the ultimate settlement and claim administration expenses, predictions of future events, trends in claims severity and frequency, and other subjective factors relating to the Company’s insurance policies in force. There is no method for precisely estimating the ultimate liability for settlement of claims. From time-to-time, Selective adjusts reserves and increases them if they are inadequate or reduces them if they are redundant. Selective cannot be certain that the reserves the Company establishes are adequate or will be adequate in the future. An increase in reserves: (i) reduces net income and stockholders’ equity for the period in which the deficiency in reserves is identified; and (ii) could have a material adverse effect on the Company’s results of operations, liquidity, financial condition, and financial strength and debt ratings.

Selective is subject to losses from catastrophic events.

Selective’s results are subject to losses from natural and man-made catastrophes, including but not limited to: hurricanes, tornadoes, windstorms, earthquakes, hail, terrorism, explosions, severe winter weather, floods, and fires, some of which may be related to climate changes. The frequency and severity of these catastrophes are inherently unpredictable. One year may be relatively free of such events while another may have numerous events. For further discussion regarding man-made catastrophes that relate to terrorism see the risk factor directly below this one regarding the potential for significant losses from acts of terrorism. Furthermore, scientists, legislators, and regulators are among a broad spectrum of the public which have a heightened interest in the effect that greenhouse gas emissions have on the environment in particular to a change in climate. If greenhouse gases continue to shift the climate, more devastating catastrophic events may occur. Catastrophe losses are determined by the severity of the event and the total amount of insured exposures in the area affected by the event. Selective’s insurance operations business is concentrated geographically in the Eastern and Midwestern regions of the U.S. New Jersey accounted for 27% of the Company’s total NPW during the year ended December 31, 2009 and therefore catastrophes in these areas could adversely impact Selective’s business more so than in other geographic areas. Although catastrophes can cause losses in a variety of property and casualty lines, most of Selective’s historic catastrophe-related claims have been from commercial property and homeowners coverages. In an effort to reduce the Company’s exposure to catastrophe losses Selective purchases catastrophe reinsurance. Despite acquiring this protection, reinsurance could prove inadequate if: (i) the modeling software the Company uses to analyze the Insurance Subsidiaries’ risk results in an inadequate purchase of reinsurance by Selective; (ii) a major catastrophe loss exceeds the reinsurance limit or the reinsurers’ financial capacity; and (iii) the frequency of catastrophe losses results in the Insurance Subsidiaries exceeding their one reinstatement. Even after considering Selective’s reinsurance protection, the Company’s exposure to catastrophe risks could have a material adverse effect on Selective’s results of operations or financial condition.

 Selective is subject to potential significant losses from acts of terrorism.

The Terrorism Risk Insurance Act, as amended, (“TRIA”) requires private insurers and the United States government to share the risk of loss on future acts of terrorism that are certified by the U.S. Secretary of the Treasury. As a Commercial Lines writer, Selective is required to participate in TRIA. Under TRIA, terrorism coverage is mandatory for all primary workers compensation policies. However, insureds with non-workers compensation commercial policies have the option to accept or decline Selective’s terrorism coverage or negotiate with the Company for other terms. In 2009, approximately 87% of Selective’s Commercial Lines non-workers compensation policyholders purchased terrorism coverage.

TRIA rescinded all previously approved coverage exclusions for terrorism. Many of the states in which Selective writes commercial property insurance, however, mandate that the Company cover fire following an act of terrorism. Under TRIA, each participating insurer is responsible for paying a deductible of specified losses before federal assistance is available. This deductible is based on a percentage of the prior year’s applicable commercial lines premiums. In 2009, the deductible would have been approximately $189 million. For losses above the deductible, the federal government will pay 85%, up to an industry limit of $100 billion, and the insurer retains 15%. Although TRIA’s provisions will mitigate Selective’s loss exposure to a large-scale terrorist attack, the Company’s deductible is substantial and could have a material adverse effect on Selective’s results of operations or financial condition.

TRIA legislation is in effect through December 31, 2014. Currently, the Obama Administration’s proposed budget includes provisions to scale back TRIA by removing coverage for domestically inspired acts of terrorism, increasing private insurer deductibles and co-payments, and allowing the program to expire at the end of 2014.

Selective’s ability to reduce its risk exposure depends on the availability and cost of reinsurance.

Selective transfers a portion of its underwriting risk exposure to reinsurance companies. Through the Company’s reinsurance arrangements, a specified portion of Selective’s losses and loss adjustment expenses are assumed by the reinsurer in exchange for a specified portion of premiums. The availability, amount, and cost of reinsurance depend on market conditions, which may vary significantly. While reinsurance agreements generally bind Selective’s reinsurers for the cost of reinsurance on existing business reinsured, market conditions beyond the Company’s control determine the availability and cost of the reinsurance for new business. In certain circumstances, the price of reinsurance for business already reinsured may also increase. Any decrease in the amount of Selective’s reinsurance will increase the Company’s risk of loss. Any increase in the cost of reinsurance will, absent a decrease in the amount of reinsurance, reduce Selective’s earnings. Accordingly, Selective may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms. Either could adversely affect the Company’s ability to write future business or result in the assumption of more risk with respect to those policies the Company issues.

Selective is exposed to credit risk.

Selective is exposed to credit risk in several areas of its Insurance Operations business, including from:

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Selective’s reinsurers, who are obligated to the Company under reinsurance agreements. The relatively small size of the reinsurance market and the Company’s objective to maintain an average weighted rating of “A” by A.M. Best on its current reinsurance programs constrains the Company’s ability to diversify its exposure to “single issuer” credit risk. However, some of Selective’s reinsurance credit risk is collateralized;

•	Some of Selective’s independent agents, who collect premiums from insureds and are required to remit the collected premium to the Company; and

•
Selective’s pension plan investments, which partially serve to fund the Insurance Operations liability associated with this plan. To the extent that credit risk adversely impacts the valuation and performance of the invested assets within the Company’s pension plan, the funded status of the pension plan could be adversely impacted and as result could increase the cost of the plan to Selective’s insurance operations.

It is possible that current economic conditions could increase the Company’s credit risk. Selective’s exposure to credit risk could have a material adverse effect on its results of operations or financial condition.

The property and casualty insurance industry is subject to general economic conditions and is cyclical.

The property and casualty insurance industry has experienced significant fluctuations in its historic results due to competition, occurrence or severity of catastrophic events, levels of capacity, general economic conditions, interest rates, and other factors. Demand for insurance is influenced significantly by prevailing general economic conditions. The supply of insurance is related to prevailing prices, the levels of insured losses and the levels of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance industry. As a result, the insurance industry historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. For example, competitors pricing business below technical levels could force Selective to reduce its profit margin in order to protect the Company’s best business.

The following is an example of pricing and loss trends on the statutory combined ratio: Taking a pure price decline of 1.4% and removing the expense that directly varies with premium volume yields an adverse combined ratio impact of approximately one point. In addition, a claims inflation increase of 3% will cause the loss and loss adjustment expense ratio to increase approximately two points, all else remaining equal. The combination of claims inflation and price decreases could raise the combined ratio approximately three points in this example, absent any initiatives targeted to address these trends.

The industry’s profitability also is affected by unpredictable developments, including:

•	Natural and man-made disasters;

•	Fluctuations in interest rates and other changes in the investment environment that affect investment returns;

•	Inflationary pressures (medical and economic) that affect the size of losses;

•	Judicial, regulatory, legislative, and legal decisions that affect insurers’ liabilities;

•	Changes in the frequency and severity of losses;

•	Pricing and availability of reinsurance in the marketplace; and

•	Weather-related impacts due to the effects of climate changes.

Any of the above developments could cause the supply or demand for insurance to change, which could adversely affect Selective’s results of operations and financial condition.

Difficult conditions in global capital markets and the economy may adversely affect Selective’s revenue and profitability and harm its business, and these conditions may not improve in the near future.

General conditions in the United States and world economies and volatility in financial and insurance markets materially affect the Company’s results of operations. Concerns over the issues as the availability and cost of credit, the stability of the U.S. mortgage market, declining real estate markets, increased unemployment, volatile energy and commodity prices, and geopolitical issues, also have led to declines in business and consumer confidence and precipitated an economic slowdown.

Factors such as consumer spending, business investment, government spending, the volatility and strength of the capital markets, and inflation all affect the business and economic environment and, indirectly, the amount and profitability of Selective’s business. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment, and lower consumer spending, the demand for insurance products could be adversely affected. In addition, Selective is impacted by the recent decrease in commercial and new home construction and home ownership in 2009 because 39% of direct premiums written in the Company’s Commercial Lines business were generated through contractors business. In addition, 36% of direct premiums written in Selective’s Commercial Lines business is based on payroll/sales of its underlying insureds. The impact of the economic downturn on Commercial Lines can be seen in the approximately $73 million of audit and endorsement premium the Company has returned to its insureds during 2009. Further unfavorable economic developments could adversely affect the Company’s earnings if its customers have less need for insurance coverage, cancel existing insurance policies, modify coverage, or choose not renew with the Company. These circumstances could have a material adverse effect on Selective’s business, results of operations and financial condition. Challenging economic conditions also may impair the ability of Selective’s customers to pay premiums as they come due. Selective is unable to predict the likely duration and severity of the current economic conditions in the U.S. and other countries, which may have an adverse effect on the Company.

A downgrade or a potential downgrade in Selective’s financial strength or credit ratings could result in a loss of business and could have a material adverse effect on the Company’s financial condition and results of operations.

Selective is rated on it financial strength, primarily its ability to pay claims, by various Nationally Recognized Statistical Rating Organizations ("NRSROs"). The financial strength ratings on the Insurance Subsidiaries are as follows:

NRSRO	Financial Strength Rating	Outlook
A.M. Best and Company	“A+”	Negative
Standard & Poor’s	“A”	Stable
Fitch	“A+”	Stable
Moody’s Investor Service	“A2”	Stable

A significant rating downgrade, particularly from A.M. Best, could: (i) affect Selective’s ability to write new business with customers, some of whom are required under various third party agreements to maintain insurance with a carrier that maintains a specified minimum rating; or (ii) be an event of default under the Company’s line of credit with Wachovia Bank, National Association (“Line of Credit”). The Line of Credit requires the Company’s insurance subsidiaries to maintain an A.M. Best rating of at least “A-” (two levels below the Company’s current rating) and a default could lead to acceleration of any outstanding principal. Such an event also could trigger default provisions under certain of Selective’s other debt instruments and negatively impact its ability to borrow in the future. As a result any significant downgrade in ratings could have a material adverse effect on Selective’s financial condition and results of operations.

NRSROs also rate the Company’s long-term debt creditworthiness. Credit ratings indicate the ability of debt issuers to meet debt obligations in a timely manner and are important factors in the Company’s overall funding profile and ability to access certain types of liquidity. Selective’s current credit ratings are as follows:

NRSRO	Credit Rating	Long Term Credit Outlook
A.M. Best and Company	“a-”	Negative
Standard & Poor’s	“BBB”	Stable
Fitch	“A-”	Stable
Moody’s Investor Services	“Baa2”	Stable

Downgrades in the Company’s credit ratings could have a material adverse effect on its financial condition and results of operations in many ways, including making it more expensive for the Company to access capital markets.

Because of the difficulties recently experienced by many financial institutions, including insurance companies, and the public criticism of NRSROs, Selective believes it is possible that the NRSROs: (i) will heighten their level of scrutiny of financial institutions; (ii) will increase the frequency and scope of their reviews; and (iii) may adjust upward the capital and other requirements employed in their models for maintaining certain rating levels. Selective cannot predict possible actions NRSROs may take regarding its ratings that could adversely affect the Company’s business or the possible actions it may take in response to any such action.

Selective’s industry is very competitive and it has many competitors and potential competitors.

The insurance industry is highly competitive. The current economic environment has only served to further increase competition. Selective competes with regional, national, and direct-writer property and casualty insurance companies for customers, agents, and employees. Some competitors are public companies and some are mutual companies. Many competitors are larger and may have lower operating costs or lower costs of capital. They may have the ability to absorb greater risk while maintaining their financial strength ratings. Consequently, they may be able to price their products more competitively. These competitive pressures could result in increased pricing pressures on a number of Selective’s products and services, particularly as competitors seek to win market share, and may impair the Company’s ability to maintain or increase its profitability. Selective also faces competition, primarily in Commercial Lines, from entities that self-insure their own risks. Because of its relatively low cost of entry, the Internet has also emerged as a significant place of new competition, both from existing competitors and new competitors. It is also possible that reinsurers, who have significant knowledge of the primary property and casualty business because they reinsure it, could enter the market to diversify their operations. New competition could cause changes in the supply or demand for insurance and adversely affect Selective’s business.

Selective has less loss experience data than its larger competitors.

Selective believes that insurance companies are competing and will continue to compete on their ability to use reliable data about their insureds and loss experience in complex analytics and predictive models to select profitable risks. With the consistent expansion of computing power and the asymmetric decline in its cost, Selective believes that data and analytics use will increase and become more complex and accurate. As a regional insurance group, the loss experience from Selective’s Insurance Operations is not large enough in all circumstances to analyze and project the Company’s future costs. Selective uses data from ISO to obtain sufficient industry loss experience data. While statistically relevant, that data is not specific to the performance of risks the Company has underwritten. Larger competitors, particularly national carriers, have sufficient data regarding the performance of risks that they have underwritten. Their analytics of their loss experience data may be more predictive of profitability of their underwritten risks than the Company’s analysis using, in part, general industry loss experience. For the same reason, should Congress repeal the McCarran-Ferguson Act and Selective is unable to access data from ISO, the Company will be at a competitive disadvantage to larger insurers who have more sufficient loss experience data on their own insureds.

Selective depends on independent insurance agents.

Selective markets and sells its insurance products exclusively through independent insurance agents who are not its employees. Selective believes that independent insurance agents will remain a significant force in overall insurance industry premium production because they can provide insureds with a wider choice of insurance products than if they represented only one insurer. That, however, creates competition in the Company’s distribution channel and it must market its products and services to its agents before they sell them to Selective’s mutual customers. The Company’s financial condition and results of operations are tied to the successful marketing and sales efforts of its products by its agents.

Selective faces risks regarding its Flood business because of uncertainties regarding the funding of the NFIP program.

Selective is the seventh largest insurance group participating in the WYO arrangement of the NFIP, which is managed by the Mitigation Division of FEMA in the U.S. Department of Homeland Security. For WYO participation, Selective receives an expense allowance, or servicing fee, for policies written and claims serviced. Currently, the expense allowance is 30% of direct written premiums.

The NFIP is funded by Congress. In the last several years, funding of the program has continued through short extensions as part of continuing resolutions to temporarily maintain current spending. At present, the funding for the program is set to expire on September 30, 2011. Some members of Congress have expressed a desire to explore a comprehensive revision of the program, its costs, and its administration. Selective is actively monitoring developments in Washington regarding reform proposals to the NFIP, particularly regarding any changes to the fee structure. Selective cannot predict whether proposals will be adopted or, if adopted, what impact their adoption could have on the Company’s business, financial condition, or results of operations.

Selective is heavily regulated and changes in regulation may reduce its profitability and limit its growth.

Selective’s Insurance Operations are heavily regulated and subject to extensive laws and regulations that are subject to change. By virtue of the McCarran-Ferguson Act, Congress has traditionally ceded insurance regulation to the various states. Selective, however, is subject to federal regulators, such as the SEC, for securities issues, and the Federal Trade Commission, for privacy issues. The Company also is subject to non-governmental regulators, such as the NASDAQ Stock Market and the New York Stock Exchange, where it lists its securities. Many of these regulators, to some degree, have overlap with each other on various matters. They also have different regulations on the same legal issues that are subject to their individual interpretative discretion. Consequently,

Selective has the risk that one regulator’s position may conflict with another regulator’s position on the same issue. As compliance is generally reviewed in hindsight, Selective also is subject to the risk that interpretations will change over time.

The primary public policy behind state insurance regulation is the protection of policyholders and claimants over all other constituencies, including shareholders. By virtue of the McCarran-Ferguson Act, Congress has traditionally delegated insurance regulation to the various states. For Insurance Subsidiaries, the primary regulators of their business and financial condition are the departments of insurance in the states in which they are organized and are licensed. The broad regulatory, administrative, and supervisory powers of the various state departments of insurance include:

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Related to Selective’s financial condition, review and approval of such matters as minimum capital and surplus requirements, standards of solvency, security deposits, methods of accounting, form and content of statutory financial statements, reserves for unpaid loss and loss expenses, reinsurance, payment of dividends and other distributions to shareholders, periodic financial examinations and annual and other report filings.

•
Related to Selective’s general business, review and approval of such matters as certificates of authority and other insurance company licenses, licensing and compensation of agents, premium rates (which may not be excessive, inadequate, or unfairly discriminatory), policy forms, policy terminations, reporting of statistical information regarding the Company’s premiums and losses, periodic market conduct examinations, unfair trade practices, participation in mandatory shared market mechanisms, such as assigned risk pools and reinsurance pools, participation in mandatory state guaranty funds, and mandated continuing workers compensation coverage post-termination of employment.

•
Related to Selective’s ownership of the Insurance Subsidiaries, the Company is required to register as an insurance holding company system and report information concerning all of its operations that may materially affect the operations, management, or financial condition of the insurers. As an insurance holding company, the appropriate state regulatory authority may: (i) examine Selective or its insurance subsidiaries at any time; (ii) require disclosure or prior approval of material transactions of any of the insurance subsidiaries with Selective or each other; and (iii) require prior approval or notice of certain transactions, such as payment of dividends or distributions to the Company.

Although the federal government traditionally has not regulated insurance, federal legislation and administrative policies do affect us, including the Terrorism Risk Insurance Act of 2002 and the Terrorism Risk Insurance Program Reauthorization Act of 2007, Office of Foreign Assets Control, and various privacy laws, including the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Drivers Privacy Protection Act, and the Health Insurance Portability and Accountability Act. As a result of issuing workers compensation policies, we also are subject to Mandatory Medicare Secondary Payer Reporting under the Medicare, Medicaid and SCHIP Extension Act of 2007.

In July 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"). Among other things, the Dodd-Frank Act, created a Financial Stability and Oversight Council that may designate certain insurance companies and insurance holding companies as nonbank financial companies subject to prudential regulation by the Board of Governors of the U.S. Federal Reserve (the "Federal Reserve Board of Governors") on a variety of issues, including capital requirements, leverage limits, liquidity requirements, and examinations. If the Federal Reserve Board of Governors deems any nonbank financial company under its supervision to pose a grave threat to the financial stability of the United States, it may limit the company's ability to enter into merger transactions, restrict its ability to offer financial products, require it to terminate one or more activities, or impose conditions on the manner in which it conducts activities.

The Dodd-Frank Act also established a Federal Insurance Office in the U.S. Treasury Department to monitor all aspects of the insurance industry and lines of business other than certain health insurance, certain long-term care insurance, and crop insurance. The director of the Federal Insurance Office will have the ability to recommend that an insurance company or an insurance holding company be subject to heightened prudential standards. The Dodd-Frank Act also provides in certain instances for the pre-emption of state laws regulating reinsurance and other limited insurance matters. At this time, it is not possible to predict with any degree of certainty whether any other proposed legislation or regulatory changes will be adopted or what impact, if any, the

Dodd-Frank Act or any other such legislation or changes could have on Selective’s business, financial condition or results of operations.

Selective is subject to the risk that legislation will be passed significantly changing insurance regulation and adversely impacting Company business, financial condition, and results of operations.

In 2009, Dodd-Frank was enacted to address the financial markets crises in 2008 and 2009, the issues regarding the AIG scandal. Dodd-Frank created the Federal Insurance Office (FIO) as part of the U.S. Department of Treasury to advise the federal government regarding insurance issues. Dodd-Frank also requires the Federal Reserve through the Financial Services Oversight Council (FSOC) to supervise financial services firms designated as systemically risky. Selective is not considered one of these firms. Dodd-Frank also included a number of corporate governance reforms for publicly traded companies, including proxy access, say-on-pay, and other governance issues requiring shareholder action. Selective anticipates that there will continue to be a number of legislative proposals discussed and introduced in Congress that could result in the federal government becoming directly involved in the regulation of insurance:

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Repeal of the McCarran-Ferguson Act. While proposals for McCarran-Ferguson Act repeal recently have been primarily directed at health insurers, if enacted and applicable to property and casualty insurers, such repeal would significantly reduce Selective’s ability to compete and materially affect Company results of operations because Selective relies on the anti-trust exemptions the law provides to obtain loss data from third party aggregators such as ISO to predict future losses.

•
National Catastrophe Funds. Various legislative proposals have been introduced that would establish a federal reinsurance catastrophic fund as a federal backstop for future natural disasters. These bills generally encourage states to create catastrophe funds by creating a federal backstop for states that create the funds. While homeowners' insurance is primarily handled at the state level, there are important roles for the federal government to play, including the establishment of a national catastrophic fund.

•
Reform of the NFIP. There have been legislative proposals to reform the NFIP by: (i) expanding coverage to include coverage for losses from wind damage; and (ii) forgiving the nearly $20 billion in debt amassed by the NFIP from the catastrophic storms of 2004 and 2005. Selective believes that the expansion of coverage to include wind losses would significantly increase the cost and availability of NFIP insurance.

Selective expects the debate about the role of the federal government in regulating insurance to continue. Selective cannot predict whether any of these or any related proposal will be adopted, or what impact, if any, such proposals, could have on Company business, financial condition or results of operations if enacted.

There may be increased oversight by state regulators of company holding companies due to an objective by the National Association of Insurance Commissioners (NAIC) to amend the Model Holding Company Act and Regulation to require insurance holding companies to report certain information related to financial risk to their domiciliary state regulators and the NAIC.

Class action litigation could affect Selective’s business practices and financial results.

Selective’s industries have been the target of class action litigation in areas including the following:

•	After-market parts;

•	Urban homeowner insurance underwriting practices;

•	Credit scoring and predictive modeling pricing;

•	Investment disclosure;

•	Managed care practices;

•	Timing and discounting of personal injury protection claims payments;

•	Direct repair shop utilization practices; and

•	Shareholder class action suits.

Changes in accounting guidance could impact the results of Selective’s operations and financial condition.

In October 2010, the Financial Accounting Standards Board (“FASB”) issued ASU Update 2010-26, Financial Services-Insurance (Topic 944) – Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts. This guidance requires that only costs that are incremental or directly related to the successful acquisition of new or renewal insurance contracts are to be capitalized as a deferred acquisition cost. This would include, among other items, sales commissions paid to agents, premium taxes, and the portion of employee salaries and benefits directly related to time spent on acquired contracts. This guidance is effective, either with a prospective or retrospective application, for interim and annual periods beginning after December 15, 2011, with early adoption permitted. Although Selective is currently evaluating the impact of this guidance, Company anticipates that a significant portion of Selective’s deferred policy acquisition costs balance may be eliminated under the newly issued guidance, resulting in a reduction to GAAP equity. Deferred policy acquisition cost totaled $218.6 million as of September 30, 2010.

FASB also is involved with the International Accounting Standards Board in a joint project that could significantly impact today’s insurance model. Potential changes include, but are not limited to: (i) redefining the revenue recognition process; and (ii) requiring loss reserve discounting. Selective’s premiums are earned over the period that coverage is provided and it does not discount its loss reserves. Final guidance from this joint project could have a material impact on the Company’s operations.

Risks Related to Selective’s Investment Operations

The failure of the Company’s risk management strategies could have a material adverse effect on its financial condition or results of operations.

Selective employs a number of risk management strategies to reduce its exposure to risk that include, but are not limited to the following:

•	Being prudent in establishing Selective’s investment policy and appropriately diversifying its investments;

•
Using complex financial and investment models to analyze historic investment performance and to predict future investment performance under a variety of scenarios using asset concentration, asset volatility, asset correlation, and systematic risk; and

•	Closely monitor investment performance, general economic and financial conditions, and other relevant factors.

All of these strategies have inherent limitations. Selective cannot be certain that an event or series of unanticipated events will not occur and result in losses greater than it expects and have a material adverse effect on the Company’s liquidity, capital resources, results of operations, and financial condition.

Difficult conditions in global capital markets and the economy may adversely affect Selective’s revenue and profitability and harm its business, and these conditions may not improve in the near future.

Selective’s results of operations are materially affected by conditions in the global capital markets and the economy generally, in both the U.S. and abroad. Concerns over the availability and cost of credit, the U.S. mortgage market, a declining real estate market in the U.S., increased unemployment, volatile energy and commodity prices, and geopolitical issues, among other factors, have contributed to increased volatility for the economy and the financial and insurance markets. These concerns have also led to declines in business and consumer confidence, which have precipitated an economic slowdown.

Selective is exposed to risk in its investment portfolio.

The market for fixed income securities has experienced decreased liquidity, increased price volatility, credit downgrade events, and increased probability of default. Securities that are less liquid are more difficult to value and may be hard to sell. Domestic and international equity markets have also been experiencing heightened volatility and turmoil, with issuers (such as Selective) exposed to the mortgage securities and credit markets particularly affected. These factors and the continued potential for market disruption may have an adverse effect on Selective’s investment portfolio, revenues, and profit margins.

Credit risk

Selective is exposed to credit risk in its investment portfolio from issuers of securities, insurers of certain securities, and certain other investment portfolio counterparties. The value of the Company’s investment portfolio is subject to credit risk from the issuers and/or guarantors of the securities in the portfolio, other counterparties in certain transactions and, for certain securities, insurers that guarantee specific issuer’s obligations. Defaults by the issuer and, where applicable, an issuer’s guarantor, insurer, or other counterparties regarding any of Selective’s investments could reduce its net investment income and net realized investment gains or result in investment losses.

Interest rate risk

Selective’s exposure to interest rate risk relates primarily to the market price (and cash flow variability) associated with changes in interest rates. A rise in interest rates may decrease the fair value of the Company’s existing fixed maturity investments and declines in interest rates may result in an increase in the fair value of its existing fixed maturity investments. Selective’s fixed income investment portfolio, which currently has a duration of 3.5 years, contains interest rate sensitive instruments that may be adversely affected by changes in interest rates resulting from governmental monetary policies, domestic and international economic and political conditions, and other factors beyond the Company’s control. A rise in interest rates would decrease the net unrealized gain position of the investment portfolio, offset by the Company’s ability to earn higher rates of return on funds reinvested in new investments. Conversely, a decline in interest rates would increase the net unrealized gain position of the investment portfolio, offset by lower rates of return on funds reinvested and new investments. Selective seeks to mitigate its interest rate risk associated with holding fixed maturity investments by monitoring and maintaining the average duration of its portfolio with a view toward achieving an adequate after-tax return without subjecting the portfolio to an unreasonable level of interest rate risk. Although the Company takes measures to manage the economic risks of investing in a changing interest rate environment, it may not be able to mitigate the interest rate risk of its assets relative to its liabilities.

Selective’s statutory surplus may be materially affected by rating downgrades on investments held in its portfolio.

Selective is exposed to significant financial and capital markets risks, primarily relating to interest rates, credit spreads, equity price risks, and the change in market value of its alternative investment portfolio. A decline in both income and the Company’s investment portfolio’s asset values could occur as a result of, among other things, a decrease in market liquidity, falling interest rates, decreased dividend payment rates, negative market perception of credit risk with respect to types of securities in its portfolio, a decline in the performance of the underlying collateral of its structured securities, reduced returns on its alternative investment portfolio, or general market conditions.

With economic uncertainty, the credit quality and ratings of securities in the Company’s portfolio could be adversely affected. The NAIC could potentially apply a lower class code on a security than was originally assigned which could adversely affect statutory surplus because securities with NAIC class codes 3 through 6 require securities to be marked-to-market for statutory accounting purposes as compared to securities with NAIC class codes of 1 or 2 that are carried at amortized cost.

Selective is also subject to the risk that the issuers, or guarantors, of fixed maturity securities it owns may default on principal and interest payments due under the terms of the securities. At September 30, 2010, the Company’s fixed maturity securities portfolio represented approximately 88% of its total invested assets. Approximately 56% of the Company’s fixed maturity securities are state, municipality, or U.S. Government obligations. The occurrence of a major economic downturn, acts of corporate malfeasance, widening credit spreads, budgetary deficits, or other events that adversely affect the issuers or guarantors of these securities could cause the value of Selective’s fixed maturity securities portfolio and its net income to decline and the default rate of its fixed maturity securities portfolio to increase. With economic uncertainty, credit quality of issuers or guarantors could be adversely affected and a ratings downgrade of the issuers or guarantors of the securities in the Company’s portfolio could also cause the value of its fixed maturity securities portfolio and its net income to decrease. For example, rating agency downgrades of monoline insurance companies during 2009 contributed to a decline in the carrying value and the market liquidity of the Company’s municipal bond investment portfolio. A reduction in the value of Selective’s investment portfolio could have a material adverse effect on its business, results of operations, and financial condition. Levels of write down are impacted by Selective’s assessment of the impairment, including a review of the underlying collateral of structured securities, and the Company’s intent and ability to hold securities which have declined in value until recovery. If the Company determines to reposition or realign portions of the portfolio where it determines not to hold certain securities in an unrealized loss position to recovery, then the Company will incur an other-than-temporary impairment (“OTTI”) charge.

The current economic crisis has also raised the possibility of future legislative and regulatory actions, in addition to the enactment of Emergency Economic Stabilization Act of 2008 (the “EESA”), which could further impact Selective’s business. Selective discusses government action further in this section. Selective cannot predict whether or when such actions may occur, or what impact, if any, such actions could have on its business, results of operations and financial condition.

Deterioration in the public debt and equity markets, as well as in the private investment marketplace, could lead to investment losses, which may adversely affect Selective’s results of operations, financial condition, and liquidity.

Like many other property and casualty insurance companies, Selective depends on income from its investment portfolio for a significant portion of its revenue and earnings. Selective is exposed to significant financial and capital markets risks, primarily relating to interest rates, credit spreads, equity price risks, and the changes in market value of its alternative investment portfolio. A decline could occur as a results of, among other things, a decrease in market liquidity, falling interest rates, decreased dividend payment rates, negative market perception of credit risk with respect to types of securities in the Company’s portfolio, a decline in the performance of the underlying collateral of Selective’s structured securities, reduced returns on the Company’s other investments, including its portfolio of alternative investments, or general market conditions.

Selective’s note payable and line of credit are subject to certain debt-to-capitalization restrictions and net worth covenants, which could also be impacted by a significant decline in investment value, and further OTTI charges could be necessary if there is a future significant decline in investment values. Depending on market conditions going forward, and in the event of extreme prolonged market events, such as the global credit crisis, Selective could incur additional realized and unrealized losses in future periods, which could have an adverse impact on the Company’s results of operations, financial condition, debt and financial strength ratings, and its ability to access capital markets as a result of realized losses, impairments, and changes in unrealized positions.

There can be no assurance that the Dodd-Frank Act or any other actions of the U.S. Government, Federal Reserve, and other governmental and regulatory bodies to reform the financial markets and provide future financial stability, will achieve their intended effect.

A primary objective of the Dodd-Frank Act, which was signed into law on July 21, 2010, is to reform the financial markets and provide future financial stability. Among other things, the Dodd-Frank Act heightens supervision and regulation of financial institutions, requires strengthened capital levels, tightens oversight of credit rating agencies, requires an overhaul of the regulation of the derivatives market, and reforms and requires more transparency in governance and executive compensation. The Dodd-Frank Act covers almost every aspect of financial regulation and analysis of its practical implications is in its early stages. Implementation of the Dodd-Frank Act will require an extraordinary amount of rulemaking and regulators are given significant discretion. Consequently, its final shape and practical impact are, in many respects, still to be determined. As a result, it is presently unclear the full impact this legislation will have on Selective’s operations.

However, if, even in the short-term, the Dodd-Frank Act is not perceived by the investing public as a means to effectively reform and provide stability to the financial markets, it could result in a further deterioration of investor confidence in the U.S. economy and financial markets, which could further increase constraints on the liquidity available in the banking system and financial markets and increase pressure on the price of Selective’s fixed income securities and equity portfolios. These results could materially and adversely affect Company results of operations, financial condition, liquidity, and the trading price of the Parent’s Common Stock. In the event of future material deterioration in business conditions, Selective may need to raise additional capital or consider other transactions to manage its capital position and liquidity.

In addition, Selective is subject to extensive laws and regulations that are administered and enforced by a number of different governmental authorities and non-governmental self-regulatory agencies. In light of the current economic conditions, some of these authorities have implemented, or may in the future implement, new or enhanced regulatory requirements intended to restore confidence in financial institutions and reduce the future economic events like those of the recent past. These authorities may also seek to exercise their supervisory and enforcement authority in new or more robust ways. Such events could affect the way the Company conducts our business and manages its capital, and may require Selective to satisfy increased capital requirements. These developments, if they occurred could materially affect Company results of operations, financial conditions, and liquidity.

Selective is subject to the types of risks inherent in making alternative investments in private limited partnerships.

Selective’s other investments include alternative investments in private limited partnerships that invest in various strategies such as private equity, mezzanine debt, distressed debt, and real estate. As of September 30, 2010, these types of investments represented 4% of the Company’s total invested assets. The amount and timing of income from these partnerships tends to be variable as a result of the performance and investment state of the underlying investments. The timing of the distributions from the partnerships, which depends on particular events relating to the underlying investments, as well as the partnerships’ schedules for making distributions and their need for cash, can be difficult to predict. As a result, the amount of income that Selective records from these investments can vary substantially from quarter-to-quarter. Pursuant to the various limited partnership agreements of these partnerships, Selective is committed for the full life of each fund and cannot redeem its investment with the general partner. Liquidation is only triggered by certain clauses within the limited partnership agreements or at the funds’ stated end date, at which time Selective will receive its final allocation of capital and any earned appreciation of the underlying investments. In addition, Selective is also subject to potential future capital calls in the aggregate amount of approximately $92.1 million as of September 30, 2010.

Selective is also subject to the risks arising from the fact that the determination of the fair value of these types of investments is inherently subjective. The general partner of each of these partnerships generally reports the change in the fair value of the interests in the partnership on a one quarter lag because of the nature of the underlying assets or liabilities. Since these partnerships’ underlying investments consist primarily of assets or liabilities for which there are no quoted prices in active markets for the same or similar assets, the valuation of interests in these partnerships are subject to a higher level of subjectivity and unobservable inputs than substantially all of Selective’s other investments. Pursuant to guidance under the FASB Accounting Standards Codification each of these general partners are required to determine fair value by the price obtainable for the sale of the interest at the time of determination. Valuations based on unobservable inputs are subject to greater scrutiny and reconsideration from one reporting period to the next and therefore, the changes in the fair value of these investments may be subject to significant fluctuations which could lead to significant decreases in their fair value from one reporting period to the next. Since Selective records its investments in these various partnerships under the equity method of accounting, any decreases in the valuation of these investments would negatively impact its results of operations.

The valuation of Selective’s investments include methodologies, estimations, and assumptions which are subject to differing interpretations and could result in changes to investment valuations that may adversely affect its results of operations or financial condition.

Fixed maturity, equity, and short-term investments, which are reported at fair value on the consolidated balance sheet, represented the majority of Selective’s total cash and invested assets as of September 30, 2010. As required under accounting rules, Selective has categorized these securities into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1), the next priority to quoted prices in markets that are not active or inputs that are observable either directly or indirectly, including quoted prices for similar assets or liabilities or in markets that are not active and other inputs that can be derived principally from, or corroborated by, observable market data for substantially the full term of the assets or liabilities (Level 2) and the lowest priority to unobservable inputs supported by little or no market activity and that reflect the reporting entity’s own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability (Level 3). An asset or liability’s classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. Selective generally uses a combination of independent pricing services and broker quotes to price its investment securities. At September 30, 2010, approximately 18% and 82% of these securities represented Level 1 and Level 2, respectively. However, prices provided by independent pricing services and independent broker quotes can vary widely even for the same security. Rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within the Company’s consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on Selective’s financial condition and may result in an increase in non-cash OTTI charges.

The determination of the amount of impairments taken on Selective’s investment is highly subjective and could materially impact its results of operations or financial position.

The determination of the amount of impairments taken on Selective’s investments is based on its periodic evaluation and assessment of its investments and known and inherent risks associated with the various asset classes. Such evaluations and assessments are revised as conditions change and new information becomes available. Management updates its evaluations regularly and reflects changes in impairments as the evaluations are revised. There can be no assurance that Selective’s management has accurately assessed the level of impairments taken as reflected in its financial statements. Furthermore, additional impairments may need to be taken in the future. Historical trends may not be indicative of future impairments.

An investment in a fixed maturity or equity security, is impaired if its fair value falls below its carrying value and the decline is considered to be other-than-temporary. Selective regularly reviews its entire investment portfolio for declines in value. Management’s assessment of a decline in value includes, but is not limited to, current judgment as to the financial position and future prospects of the security issuer as well as general market conditions. For fixed maturity securities, if the Company believes that a decline in the value of a particular investment is temporary, and it does not have the intent to sell these securities and doer not believe it will be required to sell these securities before recovery, Selective records the decline as an unrealized loss in accumulated other comprehensive income for those securities that are designated as available-for-sale. Selective’s assessment of whether an equity security is other-than-temporarily-impaired also includes its intent-to-hold the security in the near term. If the Company believes the decline is other-than-temporary it writes down the carrying value of the investment and record a realized loss in its consolidated statements of income.

Additionally, Selective’s management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimate fair value of the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Consideration in the impairment evaluation process include, but are not limited to: (i) whether the decline appears to be issuer or industry specific; (ii) the relationship of market prices per share to book value per share at the date of acquisition and date of evaluation; (iii) the price-earnings ratio at the time of acquisition and date of evaluation; (iv) the financial condition and near-term prospects of the issuer, including any specific events that may influence the issuer’s operations; (v) the recent income or loss of the issuer; (vi) the independent auditors’ report on the issuer’s recent financial statements; (vii) the dividend policy of the issuer at the date of acquisition and the date of evaluation; (viii) any buy/hold/sell recommendations or price projections published by outside investment advisors; (ix) any rating agency announcements; (x) the length of time and the extent to which the fair value has been less than cost/amortized cost; and (xi) the evaluation of projected cash flows under various economic and default scenarios.

Changes in tax laws impacting marginal tax rates and/or the preferred tax treatment of municipal obligations could adversely impact Selective’s business.

Tax legislation which changes the tax preference of municipal obligations under current law could adversely affect the market value of municipal obligations. At December 31, 2009, 40% of Selective’s investment portfolio was invested in tax-exempt municipal obligations; as such, the value of its investment portfolio could be adversely affected by any such legislation. Additionally, any such changes in tax law could reduce the difference between tax-exempt interest rates and taxable rates.

Risks Related to Selective’s General Operations

Operational risks, including human or systems failures, are inherent in Selective’s business.

Operational risks and losses can result from, among other things, fraud, errors, failure to document transactions properly or to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures, or external events.

Selective believes that its modeling, underwriting and information technology and application systems are critical to its business. Selective expects its information technology and application systems to remain an important part of its underwriting process and its ability to compete successfully. Selective has also licensed certain systems and data from third parties. The Company cannot be certain that it will have access to these, or comparable, service providers, or that its information technology or application systems will continue to operate as intended. A major defect or failure in the Company’s internal controls or information technology and application systems could result in management distraction; harm its reputation, or increases in expenses. Selective believes appropriate controls and mitigation procedures are in place to prevent significant risk of defect in its internal controls, information technology and application systems, but internal controls provide only a reasonable, not absolute, assurance as to the absence of errors or irregularities and any ineffectiveness of such controls and procedures could have a significant and negative effect on the Company’s business.

Selective depends on key personnel.

To a large extent, the success of Selective’s businesses is dependent on its ability to attract and retain key employees, in particular its senior officers, key management, sales, information systems, underwriting, claims, and corporate personnel. Competition to attract and retain key personnel is intense. While Selective has employment agreements with a number of key managers, all of its employees are at-will employees and it cannot ensure that it will be able to attract and retain key personnel. As of December 31, 2009, Selective’s workforce had an average age of approximately 46 and approximately 20% of its workforce was retirement eligible under the Company’s retirement and benefit plans.

If Selective experiences difficulties with outsourcing relationships, its ability to conduct its business might be negatively impacted.

Selective outsources certain business and administrative functions to third parties and may do so increasingly in the future. If Selective fails to develop and implement its outsourcing strategies or its third party providers fail to perform as anticipated, it may experience operational difficulties, increased costs and a loss of business that may have a material adverse effect on the Company’s results of operations or financial condition. By outsourcing certain business and administrative functions to third parties, Selective may be exposed to enhanced risk of data security breaches. Any breach of data security could damage the Company’s reputation and/or result in monetary damages, which, in turn, could have a material adverse effect on the Company’s results of operations or financial condition.

Selective is subject to a variety of modeling risks which could have a material adverse impact on its business results.

Selective relies on complex financial models, such as predictive modeling, Risk Management Solutions, Enterprise Risk Management, and the ALGO risk tool, which have been developed internally or by third parties to analyze historical loss costs and pricing, trends in claims severity and frequency, the occurrence of catastrophe losses, investment performance, and portfolio risk. Flaws in these financial models and/or faulty assumptions used by these financial models, could lead to increased losses. For example, the ALGO risk tool uses value-at-risk (“VaR”) as a method to evaluate portfolio risk. VaR is a probabilistic method of measuring the potential loss in portfolio value over a given time period and for a given distribution of historical returns. Portfolio risk, as measured by VaR, is affected by four primary risk factors: asset concentration, asset volatility, asset correlation, and systematic risk. While VaR models are relatively sophisticated, the quantitative market risk information generated is limited by the assumptions and parameters established in creating the related models. Selective believes that statistical models alone do not provide a reliable method of monitoring and controlling market risk. Therefore, the models are tools and do not substitute for the experience or judgment of senior management.

Selective has significant deferred tax assets which it may be unable to use if it does not generate sufficient future taxable income.

Selective has no net operating loss carryforward, capital loss carryforward, and tax credit carryforward as of December 31, 2009. The Company has sufficient capital loss carryback capacity as of December 31, 2009 to absorb the current realized capital losses. In the future, the Company would be required to establish a valuation allowance if: (i) it runs out of capital loss carryback capacity; (ii) there are no valid tax planning strategies to generate taxable income of the appropriate character (i.e. ordinary loss or capital loss); and (iii) it is determined that it is more likely than not that sufficient future income of the appropriate character will be generated. The establishment of a valuation allowance would have an adverse effect on Selective’s financial condition and results of operations.

Risks Related to Selective’s Corporate Structure and Governance

Selective is a holding company and its ability to declare dividends to its shareholders and pay indebtedness may be limited because its insurance subsidiaries are regulated.

Restrictions on the ability of the Insurance Subsidiaries to pay dividends, loans, or advances to the Company may materially affect its ability to pay dividends on its Common Stock or repay its indebtedness.

Dividends, loans, or advances to the Company from its insurance subsidiaries are subject to the approval and/or review of the insurance regulators in the states where the subsidiaries are organized. The standards for review of the transactions are whether: (i) the terms and charges are fair and reasonable; and (ii) after the transaction, the insurance subsidiary’s surplus for policyholders is reasonable in relation to its outstanding liabilities and financial needs. Although dividends and loans to the Company from its insurance subsidiaries historically have been approved, Selective can make no assurance that future dividends and loans will be approved.

Because Selective is an insurance holding company and a New Jersey corporation, potential acquirers may be discouraged and the value of its Common Stock could be adversely affected.

Because Selective is an insurance holding company that owns insurance subsidiaries, anyone who seeks to acquire 10% or more of Company stock must seek prior approval from the insurance regulators in the states in which Selective’s subsidiaries are organized and must file extensive information regarding its business operations and finances.

Because Selective is organized under New Jersey law, provisions in its certificate of incorporation (as amended) also may discourage, delay, or prevent it from being acquired, including:

•	Supermajority voting requirements and fair price to approve business combinations;

•	Supermajority voting requirements to amend the foregoing provisions; and

•	The ability of the Board to issue “blank check” preferred stock.

Under the New Jersey Shareholders’ Protection Act, Selective may not engage in specified business combinations with a shareholder having indirect or direct beneficial ownership of 10% or more of the voting power of the Company’s outstanding stock (an “interested shareholder”) for a period of five years after the date the shareholder became an interested shareholder, unless the business combination is approved by Selective’s Board before the date they became an interested shareholder. Selective also may never engage in any business combination with any interested shareholder except: (i) a business combination approved by the Board prior to the date they became an interested shareholder; (ii) a business combination approved by two-thirds of its shareholders (other than the interested shareholder); or (iii) a business combination that satisfies certain price criteria.

These provisions of Selective’s certificate of incorporation and New Jersey law could have the effect of depriving its stockholders of an opportunity to receive a premium over its Common Stock’s prevailing market price in the event of a hostile takeover and may adversely affect the value of the Company’s Common Stock.

THE PLAN

The following is a question and answer description of the Plan:

Purpose

1.	What is the purpose of the Plan?

The purpose of the Plan is to provide holders of record of shares of our Common Stock with a convenient method of investing cash dividends and making optional cash payments to purchase additional shares of our Common Stock without paying any brokerage commissions or service charges. Since shares will be purchased from us, we will receive additional funds for general corporate purposes.

Administration

2.	Who administers the Plan?

We have designated Wells Fargo Bank, N.A., a federally chartered institution, as administrator of the Plan. As Plan administrator, Wells Fargo maintains records, sends statements of account and performs other duties relating to the Plan. If Wells Fargo resigns or otherwise ceases to act as Plan administrator, we will appoint a new administrator or make other arrangements as we deem appropriate for administration of the Plan. All questions concerning your Plan account should be directed to:

Wells Fargo Shareowner Services
P.O. 64854
St. Paul, Minnesota 55164-0854

You may also contact Wells Fargo via the Internet at www.shareowneronline.com or by telephone at 1-866-877-6351. If you are calling from outside the United States and Canada, please call 651-450-4064.

3.	How will shares be held under the Plan?

Shares purchased under the Plan will be registered in your name and credited in book-entry form to your Plan account. However, you may request that certificates be issued to you for any number of whole shares credited to your Plan account (see Question 22).

Features

4.	What are the features of the Plan?

Participants in the Plan may:

•	elect to have cash dividends on all or part of their Common Stock automatically reinvested in additional shares of Common Stock.

•	purchase additional shares of Common Stock by making voluntary cash payments of a minimum of $100 per purchase up to a maximum of $1,000 per calendar quarter.

•	avoid commissions and service fees in connection with purchases of shares under the Plan.

•	invest the full amount of dividends and any optional cash payments, because fractional shares are credited to participants’ accounts.

•	avoid the need for safekeeping of certificates for shares credited to their Plan accounts.

•	simplify record-keeping by receiving quarterly statements of accounts.

5.	What are some disadvantages of the Plan?

Disadvantages of the Plan include:

•
if you purchase shares through the Plan, the purchase date will be the applicable dividend payment date and the purchase price will be the average of the daily high and low sales prices of our Common Stock as reported on the NASDAQ Global Select Market for the period of five trading days ending with the applicable dividend payment date. Consequently, you will not be able to direct the purchase price and you may pay a higher price for shares purchased under the Plan than for shares purchased outside of the Plan on the purchase date.

•
if you elect to sell any shares credited to your Plan account through Wells Fargo, you will not be able to choose the broker/dealer or the time or price at which Wells Fargo sells your shares. The price of our Common Stock could decline before the sale is made.

•	no interest is paid on optional cash payments pending investment.

Participation

6.	Who is eligible to participate in the Plan?

All stockholders of record of shares of our Common Stock are eligible to participate in the Plan. You are a stockholder of record if your shares of Common Stock are registered in your own name. If your shares are registered in a name other than your own (e.g., in the name of a broker, bank or nominee) you are considered a beneficial owner of shares and you must either become a stockholder of record by having the number of shares you wish to have in the Plan transferred into your name or make appropriate arrangements with your broker, bank or nominee to participate in the Plan on your behalf. If you participate in the Plan through your broker, bank or nominee, your participation may be on terms and conditions which differ from the terms and conditions described in the Plan, and the terms and conditions set by your broker, bank or nominee will govern. We reserve the right to terminate the participation of beneficial owners through brokers, banks and nominees. Optional cash payments are not available to beneficial owners.

7.	How does an eligible stockholder join the Plan?

If you are a stockholder of record of shares of our Common Stock, you may join the Plan through the Internet at www.shareowneronline.com or by completing and signing an Enrollment Authorization Form and returning it to Wells Fargo. You may obtain an Enrollment Authorization Form at any time by written request to Wells Fargo, by telephone at 1-866-877-6351 or contacting Wells Fargo via the Internet at www.shareowneronline.com. If your shares are registered in the name of a broker, bank or nominee, you may join the Plan by becoming a stockholder of record and completing an Enrollment Authorization Form or by making appropriate arrangements with your broker, bank or nominee to participate in the Plan on your behalf.

8.	When may an eligible stockholder join the Plan?

If you are eligible to participate in the Plan, you may join the Plan at any time. If Wells Fargo receives your completed Enrollment Authorization Form on or before the record date for a dividend, or, if you are a beneficial owner of shares, your broker, bank or nominee appropriately advises Wells Fargo of your participation before the record date for a dividend, that dividend will be reinvested in shares of Common Stock beginning with that dividend payment date. If Wells Fargo receives the Enrollment Authorization Form or appropriate notice from a broker, bank or nominee of a beneficial owner of shares after the record date, that dividend will be paid in cash, and reinvestment of dividends under the Plan will begin on the succeeding dividend payment date. Historically, we have fixed dividend record dates generally on or about the fifteenth day of each February, May, August and November, and dividend payment dates generally on or about the first day of each March, June, September and December. All optional cash payments received prior to any dividend payment date (see Questions 16, 17, 18, and

19) will be invested, together with any reinvested dividends, on the next dividend payment date. The Plan does not guarantee the payment of future dividends, which will be paid only if, as and when declared by our board of directors in its sole discretion.

9.	Does the Plan permit partial dividend reinvestment?

Yes. You may elect to have dividends on only a portion of your shares of Common Stock reinvested in Common Stock under the Plan. You can elect to reinvest dividends on less than all of your shares of Common Stock by making an election on the Enrollment Authorization Form under “Partial Dividend Reinvestment.”

10.	What does the Enrollment Authorization Form provide?

The Enrollment Authorization Form provides eligible stockholders of record a method to purchase additional shares of our Common Stock through the following investment options:

A.         “FULL DIVIDEND REINVESTMENT.” If you elect the “Full Dividend Reinvestment” option on your Enrollment Authorization Form, Wells Fargo will reinvest for the purchase of additional shares of Common Stock in accordance with the Plan all cash dividends on all of the shares of Common Stock registered in your name, including shares credited to your Plan account. Shares purchased with reinvested dividends will be credited to your Plan account.

B.         “PARTIAL DIVIDEND REINVESTMENT.”  If you elect the “Partial Dividend Reinvestment” option on your Enrollment Authorization Form, you will receive cash dividends on the number of shares you designate from those shares registered in your name, including shares credited to your Plan account.  Wells Fargo will reinvest for the purchase of additional shares of Common Stock in accordance with the Plan dividends paid on any remaining shares.  Shares purchased with reinvested dividends will be credited to your Plan account.

C.         “VOLUNTARY CASH PAYMENTS ONLY” (NO DIVIDEND REINVESTMENT).  You may elect the “Voluntary Cash Payments Only” option on your Enrollment Authorization Form to purchase additional shares of Common Stock by making optional cash payments of a minimum of $100 per purchase up to a maximum of $1,000 per calendar quarter in accordance with the Plan.  Dividends will be paid in cash under this option.

You can have your cash dividends not being reinvested transferred directly to your bank for deposit. For electronic direct deposit of dividend funds, contact Wells Fargo to request a Direct Deposit of Dividends Authorization Form, complete the form, and return the form to Wells Fargo. Be sure to include a voided check for checking accounts or savings deposit slip for savings accounts. If your stock is jointly owned, all owners must sign the form.

11.	How can a participant change elections under the Plan?

You may change your election by signing a new Enrollment Authorization Form and forwarding it to Wells Fargo, as Plan administrator. You may also change your election or discontinue reinvesting dividends at any time by accessing your Plan account at www.shareowneronline.com, by calling Wells Fargo at 1-866-877-6351 or by writing to Wells Fargo at the address listed in Question 2. Wells Fargo needs to receive your request on or before the record date for any applicable dividend payment date in order for the requested change to be effective for that dividend. If your request is received after the record date, then the requested change will not be effective until the next dividend payment date. If your shares are held of record by a broker, bank or nominee, you must make appropriate arrangements with that institution to change your election.

Costs

12.	Are there any out-of-pocket costs to participants in the Plan?

We will pay all costs of administration of the Plan. There are no service fees or brokerage commissions charged to participants in connection with the purchase of shares under the Plan. If you request that Wells Fargo sell whole shares of Common Stock held by you under the Plan or if any fractional shares are sold for your account you will be responsible for any service fees, brokerage commissions and other costs of sale and those costs will be deducted from the proceeds of the sale.

As of the date of this prospectus, the service fees and brokerage commissions charged by Wells Fargo for each sale of shares under the Plan are fifteen dollars ($15) per sale, plus twelve cents ($0.12) per share sold and if selected to have the net sale proceeds direct deposited, a five dollar ($5) per transaction fee. Wells Fargo may change from time to time the amount of service fees and brokerage commissions charged to participants. Please contact Wells Fargo for the amount of service fees and brokerage commissions which are in effect from time to time. We presently do not charge service fees to participate in the Plan, but we reserve the right to establish service fees in connection with the Plan in the future, and you will be notified before any changes take effect.

Purchases

13.	What is the source of Common Stock purchased through the Plan?

Shares purchased by participants under the Plan are purchased directly from us from our newly issued Common Stock.

14.	What is the purchase price of shares purchased under the Plan?

The purchase price of shares of our Common Stock purchased by each participant in the Plan with reinvested dividends on any dividend payment date and the purchase price of shares purchased with any optional cash payment on a dividend payment date is the average of the daily high and low sales prices of our Common Stock as reported on the NASDAQ Global Select Market for the period of five trading days ending with the dividend payment date (or the period of five trading days immediately preceding the dividend payment date, if the NASDAQ Global Select Market is closed on the dividend payment date).

15.	How many shares will be purchased for participants?

The number of shares purchased for you depends on the amount of dividends you choose to reinvest under the Plan and the amount of any optional cash payments and the purchase price of the shares. Your Plan account will be credited with that number of shares, including fractions computed to three decimal places, equal to the total amount invested by you divided by the purchase price per share of Common Stock.

Optional Cash Payments

16.	How does the optional cash payment option work?

Stockholders of record can make optional cash payments to purchase our Common Stock. Wells Fargo will apply optional cash payments received before a dividend payment date (see Question 18) to the purchase of additional shares on the dividend payment date. Purchases will be made at the price determined in accordance with the procedure described in Question 14. If you elect to make optional cash purchases only and do not wish to have dividends on those shares reinvested, you must so specify by checking the box marked “Voluntary Cash Payments Only” on your Enrollment Authorization Form. Only stockholders of record may make optional cash payments to purchase Common Stock. Consequently, if your shares are registered in the name of a broker, bank or nominee and you wish to make optional cash purchases, you must become a stockholder of record by having shares transferred into your name.

17.	How do I make an optional cash payment?

You can make optional cash payments to purchase additional shares of our Common Stock when enrolling in the Plan by enclosing a check payable to “Wells Fargo” with the Enrollment Authorization Form. Optional cash payments must be at least $100 per purchase and may not exceed $1,000 in any calendar quarter. All payments must be in United States dollars and drawn on a United States bank. Do not send cash, money orders, or travelers checks. Each optional cash purchase after enrollment must be made by completing a transaction form. You can find a transaction form on your quarterly statement of account or obtain the form from Wells Fargo. There is no obligation to make any optional cash purchase. Dividends or shares purchased with optional cash payments made after enrollment will be invested in additional shares or paid in cash depending upon the election you last made.

During the period that an optional cash payment is pending, the collected funds in the possession of Wells Fargo may be invested in certain Permitted Investments. For purposes of this Plan, “Permitted Investments” means any money market mutual funds registers under the Investment Company Act (including those affiliated with Wells Fargo or for which Wells Fargo or any of its affiliates provides management advisory or other services) consisting entirely of: (i) direct obligations of the United States of America; or (ii) obligations fully guaranteed by the United States of America. The risk of any loss from Permitted Investments will be the responsibility of Wells Fargo. Investment income from Permitted Investments will be retained by Wells Fargo.

If any optional cash contribution is returned for any reason, Wells Fargo will remove from the participant’s account any shares purchases upon prior credit of the funds, and will sell these shares. Wells Fargo may sell other shares in the account to recover a thirty five dollar ($35) returned funds fee for each optional cash contribution returned unpaid for any reason and may sell additional shares as necessary to cover any market loss incurred by Wells Fargo.

18.	When will optional cash payments be invested?

Optional cash payments are invested once each quarter on the dividend payment date for that quarter. Under no circumstances will interest be paid on optional cash payments. Dividend payment dates historically have been on or about the first day of March, June, September and December (see Question 8). Wells Fargo will return to you any optional cash payment before it is invested to purchase shares upon written request, but only if Wells Fargo receives your written request at least two business days before the purchase date.

19.	What are the minimum and maximum amounts for optional cash payments?

The minimum optional cash payment is $100 per purchase and the maximum is $1,000 per calendar quarter.

Reports to Participants

20.	What kind of reports will be sent to participants in the Plan?

Following the end of each calendar quarter, Wells Fargo will send to each participant a quarterly statement of account showing dividends paid, amounts invested, purchase price, shares purchased, and other information. These statements are your continuing record of the cost of purchases and should be retained for income tax purposes. In addition, each participant will receive copies of the communications sent to all record holders of our Common Stock, and Internal Revenue Service information for reporting dividend income paid and any Federal income tax withheld under the Plan. You may also view year-to-date transaction activity as well as activity in prior years by accessing your Plan account via the Internet at www.shareowneronline.com.

Dividends on Fractions of Shares

21.	Will I be credited with dividends on fractions of shares?

Yes. Dividends on fractions of shares of Common Stock, as well as whole shares will be credited to your account. (see Question 15).

Certificates for Shares

22.	Will certificates be issued for shares purchased under the Plan?

The number of shares credited to your Plan account in book-entry form will be shown on your quarterly statement of account. You will not receive certificates for your Plan account shares unless you request Wells Fargo to deliver certificates to you. You may obtain a certificate for some or all of the whole shares credited to your Plan account at any time by:

•	accessing your Plan account via the Internet at www.shareowneronline.com;

•	calling Wells Fargo at 1-866-877-6351;

•	indicating your request on a transaction form and mailing it to Wells Fargo; or

•	writing to Wells Fargo at the address listed in Question 2.

Any remaining whole shares and fractions of shares will continue to be credited to your account. Certificates for fractions of shares are not issued under any circumstances.

23.	In whose name will certificates be registered when issued to participants?

A Plan account is maintained in the name in which the certificates or Direct Registration (“DRS”) shares of the participant were registered at the time the participant joined the Plan. Unless you otherwise direct, whole DRS shares will be issued in the same name in which the account is maintained. Should you want certificates issued in any name other than that of the holder of record participating in the Plan, you must send a written request to Wells Fargo to that effect, together with a transfer of ownership form with all signatures having a “medallion signature guarantee.” A medallion signature guarantee is a signature by an institution, generally commercial banks, trust companies and New York Stock Exchange member broker/dealers, that participate in the medallion guarantee program. No other form of signature verification will be accepted. You may obtain a transfer of ownership form via the Internet at www.shareowneronline.com, by calling Wells Fargo at 1-866-877-6351 or by writing to Wells Fargo at the address listed in Question 2. In the event of re-registration, a participant will be responsible for compliance with any applicable transfer requirements.

Deposit of Certificates

24.	Does the Plan provide for deposit of certificates for safekeeping?

You may deposit with Wells Fargo for safekeeping any certificates for shares of our Common Stock which are registered in your name. Your certificate shares will then be credited to your Plan account in book-entry form. The advantages of holding shares in book-entry form in your Plan account are protection against certificate loss, theft and damage. There is no charge for this service. If you desire to deposit any of your certificates for safekeeping, you should send the certificates to Wells Fargo at the address listed in Question 2, together with a completed transaction form or written instructions indicating the deposit. You should send these certificates by registered mail, return receipt requested, and insure them for an amount sufficient to cover the indemnification bond premium that you would be charged if the certificates were lost or destroyed before Wells Fargo receives them. You should not endorse the certificates.

Transfer and Sale of Shares in Plan Accounts

25.	Can a participant transfer Plan shares?

If you desire to change the ownership of all or part of your shares credited to your Plan account by gift or otherwise, you may effect the transfer by mailing a properly completed and executed transaction form to Wells Fargo. Transaction forms for share transfers can be found in quarterly statements of account and also may be obtained from Wells Fargo. Transfers of less than all of your shares must be made in whole share amounts. Your signature on a share transfer request must contain a “medallion signature guarantee.” A medallion signature guarantee is a signature by an institution, generally commercial banks, trust companies and New York Stock

Exchange member broker/dealers, that participate in the medallion guarantee program. No other form of signature verification will be accepted.

Shares transferred will be credited to the transferee’s Plan account in book-entry form. If the transferee is not already a participant, Wells Fargo will open a Plan account in the name of the transferee and the account will be enrolled under the full dividend reinvestment option unless you specify otherwise. All dividends on shares transferred to the transferee’s Plan account will be reinvested in accordance with the terms of the Plan.

You may not pledge, assign or grant a security interest in any shares held in your account under the Plan and any attempted action will be void. If you wish to pledge, assign or grant a security interest, you must first request shares credited to DRS or a certificate representing the shares to be issued in your name.

26.	How does a participant sell shares held in the Plan?

You can sell some or all of your shares of Common Stock credited to your Plan account by:

•	accessing your Plan account via the Internet at www.shareowneronline.com;

•	calling Wells Fargo at 1-866-877-6351;

•	completing a transaction form and mailing it to Wells Fargo; or

•	providing clear written instructions to Wells Fargo, including the signature of all persons in whose name the account is maintained.

All sale requests having an anticipated market value of $25,000 or more must be submitted in writing. Also, all sale requests made within thirty (30) days of a participant’s address change must be submitted in writing.

Wells Fargo will sell shares for you through brokers or dealers selected by it in its sole discretion. Shares being sold for you may be aggregated with those shares of other participants who have requested sales. The proceeds you will receive are based on the weighted average price at which the shares were sold, less applicable service fees, brokerage commissions and any other costs of sale, and any applicable taxes. After settlement of the sale, Wells Fargo will send you a check for the proceeds. You will not be able to choose the broker/dealer or the time or price at which your shares are sold. Wells Fargo will seek to effect sales promptly after it receives sale instructions. Wells Fargo will make every effort to process your sale order on the next business day following receipt of your properly completed request (sale requests involving multiple transactions may experience a delay). Wells Fargo will not be liable for any claim arising out of failure to sell stock on a certain date or at a specific price. This risk should be evaluated by the participant and is a risk that is borne solely by the participant. Consequently, the price of our Common Stock could decline between the time you send your request to sell and the time your shares are sold. You should carefully consider this risk, a risk that you bear solely.

If you are submitting a request to sell all or part of your shares, and you are requesting net proceeds to be automatically deposited to a bank checking or savings account, you must provide a voided blank check for a checking account or blank savings deposit slip for a savings account. If you are unable to provide a voided check or deposit slip, your written request must have your signature(s) medallion guaranteed by an eligible financial institution for direct deposit. Requests for automatic deposit of sale proceeds that do not provide the requested documentation will no be honored and a check for the net proceeds will be issued.

Alternatively, if you elect to sell shares through your own broker, you can request that Wells Fargo send you a stock certificate representing the whole number of shares you want to sell (see Question 22).

You may not pledge, assign or grant a security interest in any shares held in your account under the Plan and any attempted action will be void. If you wish to pledge, assign or grant a security interest in your shares, you must request shares credited to DRS or a certificate representing the shares be issued in your name.

Termination of Participation

27.	How do I terminate my participation in the Plan?

You may terminate your participation in the Plan at any time by:

•	accessing your Plan account via the Internet at www.shareowneronline.com;

•	calling Wells Fargo at 1-866-877-6351;

•	completing a transaction form indicating a full withdrawal and mailing it to Wells Fargo; or

•	writing to Wells Fargo at the address listed in Question 2.

Upon terminating your participation, you may elect to:

•
receive shares credited to DRS or a certificate for all of the whole shares credited to your account and a check for the proceeds from the sale of any fractional share (less applicable service fees, brokerage commissions and other costs of sale, and applicable taxes); or

•
instruct Wells Fargo to sell all shares credited to your account and receive a check for the proceeds (less applicable service fees, brokerage commissions and other costs of sale, and applicable taxes).

All provisions of the Plan relating to the sale of shares through the Plan apply in terminating your participation in the Plan. If a request to terminate participation is received after a record date for a dividend payment but before the dividend payment date, the dividend on shares in your account will be paid in cash. Wells Fargo will continue to hold any stock certificates deposited with it for safekeeping unless you request otherwise. After termination, you may re-enroll in the Plan by submitting a new Enrollment Authorization Form and complying with all other enrollment procedures.

Certain Federal Income Tax Consequences

CIRCULAR 230 DISCLOSURE: INTERNAL REVENUE SERVICE (“SERVICE”) REGULATIONS PROVIDE THAT, FOR THE PURPOSE OF AVOIDING CERTAIN PENALTIES UNDER THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”), TAXPAYERS MAY RELY ONLY ON OPINIONS OF COUNSEL THAT MEET SPECIFIC REQUIREMENTS SET FORTH IN THE REGULATIONS, INCLUDING, WITHOUT LIMITATION, A REQUIREMENT THAT SUCH OPINIONS CONTAIN EXTENSIVE FACTUAL AND LEGAL DISCUSSION AND ANALYSIS. ANY TAX ADVICE THAT MAY BE CONTAINED IN THIS PROSPECTUS DOES NOT CONSTITUTE AN OPINION THAT MEETS THE REQUIREMENTS OF THE REGULATIONS. ANY SUCH TAX ADVICE THEREFORE CANNOT BE USED, AND WAS NOT INTENDED OR WRITTEN TO BE USED, FOR THE PURPOSE OF AVOIDING ANY U.S. FEDERAL TAX PENALTIES THAT THE SERVICE MAY ATTEMPT TO IMPOSE. BECAUSE ANY SUCH TAX ADVICE COULD BE VIEWED AS A “MARKETED OPINION” UNDER THE SERVICE REGULATIONS, THOSE REGULATIONS REQUIRE US TO STATE THAT ANY SUCH TAX ADVICE WAS WRITTEN TO SUPPORT THE “PROMOTION OR MARKETING” OF THE MATTERS SET FORTH IN THIS PROSPECTUS. YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

28.	What are the federal income tax consequences of participation in the Plan?

The following information summarizes certain federal income tax consequences of participation in the Plan. The information is not intended to be a complete description of all federal income tax consequences, nor is it intended to be a description of any state, local or foreign tax consequences, and it does not discuss all aspects of federal income taxation that may be relevant to you in light of your personal investment circumstances or if you are subject to special treatment under the Code. The description of federal income tax consequences may be affected by future changes in laws, Treasury regulations and rulings and court decisions, possibly with retroactive effect. You should consult your own tax advisor regarding the income tax consequences of participation in the Plan.

Under federal tax law, you will be considered to have received a taxable dividend in an amount equal to the fair market value of the shares purchased with reinvested dividends on the dividend payment date. The tax basis of shares purchased with reinvested dividends will also equal the fair market value of the shares acquired with the reinvested dividends. For purposes of this paragraph, the “fair market value” of shares acquired with reinvested dividends generally will be determined under applicable Treasury regulations. This amount may be higher or lower than the actual purchase price of the shares. Under those regulations, if the Common Stock traded on the dividend payment date, the fair market value is the average of the high and low sales prices as reported on the NASDAQ Global Select Market for that date. If the Common Stock did not trade on the dividend payment date, the fair market value is the weighted average of the mean of the high and low sales prices on the nearest trading dates before and after the dividend payment date. Furthermore, under proposed Treasury regulations, the basis of your stock held in a Plan account and acquired after January 1, 2011 by the reinvestment of dividends may be determined under the average basis method. These rules are complicated and you should consult your own tax advisor regarding the income tax consequences of participation in the Plan.

Your tax basis in shares purchased with optional cash payments will be the actual purchase price of the shares. Your holding period for shares acquired under the Plan will begin on the day following the date of purchase. If the purchase price of shares purchased with optional cash payments is less than the fair market value of those shares for federal income tax purposes, as described above, you will be deemed to have received a dividend equal to the difference between the purchase price and the fair market value.

You will not realize any taxable income merely from the receipt of certificates for shares in your account. You will realize gain or loss when shares are sold or exchanged, whether the sale or exchange is requested or takes place after withdrawal from, or termination of, the Plan and, in the case of a fractional share, when you receive a cash payment for a fraction of a share credited to your account. The amount of the realized gain or loss is the difference between the amount you receive for the shares or fraction of a share and the tax basis of the shares or fraction of a share.

You will be subject to federal income tax withholding on dividends paid or reinvested if you fail to properly furnish your social security number or other taxpayer identification number, or furnish an incorrect social security number or taxpayer identification number, or fail to properly report interest and dividends. If federal income taxes are required to be withheld, we will withhold the required taxes from dividends or proceeds from the sale of shares. Dividends reinvested will be equal to the dividends paid, less the amount of tax withheld.

29.	How are income tax withholding provisions applied to foreign stockholders?

If you are a foreign stockholder whose dividends are subject to United States income tax withholding, the amount of the tax to be withheld will be deducted from the amount of dividends to determine the amount to be reinvested.

Optional cash payments received from foreign stockholders must be in United States dollars and drawn on a United States bank and will be invested in the same manner as payments from other participants.

Other Information

30.	What happens when a participant sells or transfers all of the shares registered in the participant’s name (not including shares credited to a participant’s Plan account)?

If you dispose of all shares of Common Stock registered in your name (not including shares credited to your Plan account), Wells Fargo will continue to reinvest the dividends on shares credited to your Plan account, subject to your right to terminate your participation in the Plan at any time.

31.	What happens when a participant sells or transfers a portion of the shares registered in the participant’s name (not including shares held under the Plan)?

If you are reinvesting the cash dividends on all of the Common Stock registered in your name (not including shares credited to your Plan account) and dispose of a portion of those shares, Wells Fargo will continue to reinvest the dividends on the remainder of the shares, subject to your right to terminate your participation in the Plan at any time.

If you are reinvesting the cash dividends on less than all of the Common Stock registered in your name, and dispose of a portion of those shares, Wells Fargo will pay cash dividends on the same number of shares you previously designated before the disposition. If the number of remaining shares is less than the number of shares you previously designated for cash dividends Wells Fargo will pay cash dividends on all of your remaining shares.

32.	lf we have a rights offering, how will the rights on the Plan shares be handled?

In the case of a rights offering to holders of our Common Stock, if you are entitled to participate in the offering, you will receive rights based upon the whole shares of the Common Stock registered in your name as of the record date for that rights offering.

33.	What happens if we issue a dividend payable in stock or declare a stock split?

Any shares distributed by us in connection with a stock dividend or stock split on shares of Common Stock registered in your name, including shares credited to your Plan account, will be credited to your Plan account.

34.	How will a participant’s shares be voted at a meeting of stockholders?

Shares of Common Stock credited to your Plan account are voted as you direct. You will receive proxy materials, including a proxy card, in connection with any annual or special meeting of stockholders. The proxy will apply to all whole shares registered in your name, including all whole shares credited to your Plan account. The proxy will be voted as you direct. If no instructions are indicated on a properly signed and returned proxy card, all of your whole shares — those registered in your name, including those shares credited to your Plan account — will be voted in accordance with the recommendations of Selective’s Board.

If you are a beneficial owner of shares who participates in the Plan through a broker, bank or nominee, you must make appropriate arrangements with the broker, bank or nominee regarding the voting of those shares.

35.	What are the responsibilities of Selective and Wells Fargo under the Plan?

Wells Fargo is acting solely as agent of Selective and owes no duties, fiduciary or otherwise, to any other person by reason of the Plan, and no implied duties, fiduciary or otherwise, will be read into the Plan.

Wells Fargo undertakes to perform the duties and only the duties as are expressly set forth in this prospectus, to be performed by it, and no implied covenants or obligations will be read into the Plan against the Plan, Wells Fargo or the Company.

In the absence of negligence or willful misconduct on its part, Wells Fargo, whether acting directly or through agents or attorneys will not be liable for any action taken, suffered or omitted or for any error in judgment made by it in the performance of its duties under the Plan. In no event will Wells Fargo be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profit), even if Wells Fargo has been advised of the likelihood of the loss or damage and regardless of the form of action.

Wells Fargo will: (i) not be required to and will make no representations and have no responsibilities as to the validity, accuracy, value or genuineness of any signatures or endorsements, other than its own; and (ii) not be obligated to take any legal action under the Plan that might, in its judgment, involve any expense or liability, unless it has been furnished with reasonable indemnity.

Wells Fargo will not be responsible or liable for any failure or delay in the performance of its obligations under the Plan arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including, without limitations, acts of God; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities; computer (hardware or software) or communications services; accidents; labor disputes; acts of civil or military authority or governmental actions; it being understood that Wells Fargo will use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.

36.	Can the Plan be changed or discontinued?

We reserve the right to amend, suspend, modify or terminate the Plan at any time. We will send notice of any amendment, suspension, modification or termination to all participants. Upon a termination of the Plan, any uninvested optional cash payments will be returned. Any amendment, suspension, modification or termination of the Plan will not affect your rights as a stockholder.

37.	Who regulates and interprets the Plan?

Selective regulates and interprets the Plan in its absolute discretion as it deems necessary or desirable and may direct Wells Fargo regarding the resolution of questions concerning the operation of the Plan.

38.	Is the Plan subject to ERISA? Is it a tax-qualified plan?

The Plan is not subject to any provisions of the Employee Retirement Income Security Act of 1974, as amended. The Plan is not a “qualified plan” within the meaning of Section 401(a) of the Code.

DESCRIPTION OF CAPITAL STOCK

General

The authorized capital stock of Selective consists of 360,000,000 shares of Common Stock, $2.00 par value, and 5,000,000 shares of preferred stock, without par value. As of September 30, 2010, there were issued and outstanding 53,512,025 shares of Common Stock. Selective had no preferred stock issued and outstanding.

The following is a description of the material terms of Selective’s capital stock:

Common Stock

All shares of Common Stock have equal rights. The holders of shares of Common Stock, subject to the preferential rights of the holders of any shares of the Company’s preferred stock, are entitled to dividends when and as declared by the Board. The holders of Common Stock have one vote per share on all matters submitted to a vote of Selective’s stockholders and the right to its net assets in liquidation after payment of any amounts due to creditors and any amounts due to the holders of the Company’s preferred stock. Holders of shares of Common Stock are not entitled as a matter of right to any preemptive or subscription rights and are not entitled to cumulative voting for directors. All outstanding shares of Common Stock are, and the shares of Common Stock issued under the Plan will be, fully paid and nonassessable.

Selective’s By-laws provide that the annual meeting of stockholders will be held a business day and at a time to be affixed by the Board during the last week in April in each year at Selective’s principal office or at another time, date and place as is designated by the Board. A written notice of meeting must be given to each stockholder at least ten (10) days before the meeting.

The transfer agent and registrar for Selective’s Common Stock is Wells Fargo Shareowner Services, P.O. Box 64854, St. Paul, Minnesota 55164-0854.

Preferred Stock

Under Selective’s certificate of incorporation, the Company is authorized to issue up to 5,000,000 shares of preferred stock in one or more series with the designations and the relative voting, dividend, liquidation, conversion, redemption, and other rights and preferences fixed by the Board. The Board can issue preferred stock without any approval by Selective’s stockholders.

Antitakeover Provisions

Under Selective’s certificate of incorporation, a merger, consolidation, sale of all or substantially all of the Company’s assets, or other business combination involving an interested stockholder holding 10% or more of the voting power of its capital stock requires the affirmative vote of two-thirds of its outstanding voting stock unless the transaction has been approved by a majority of those members of the Board who are not affiliated with the interested stockholder or unless the interested stockholder offers a fair price and reasonably uniform terms to all other stockholders, as described in Selective’s certificate of incorporation. The vote of two-thirds of the Company’s outstanding voting stock is required to amend or repeal these provisions.

The foregoing provisions may have the effect of discouraging, delaying, or preventing attempts to take over Selective.

Regulation of Insurance Company Takeovers

Selective owns, directly or indirectly, all of the shares of stock of its insurance company subsidiaries domiciled in Maine, New Jersey, New York and Indiana. State insurance laws require prior approval by state insurance departments of any acquisition of control of an insurance company domiciled in the state or a company which controls an insurance company domiciled in the state. For this purpose, control generally includes ownership of 10% or more of the voting securities of, or the possession of proxies representing 10% or more, of an insurance company or insurance holding company, unless the state insurance commissioner determines otherwise. As such, any purchase of 10% or more of the Common Stock of Selective could require approval of the insurance departments in the states mentioned above.

PLAN OF DISTRIBUTION

The shares of Common Stock registered under this registration statement will be offered as described in this prospectus or, if applicable, as provided in any prospectus supplement. The shares of Common Stock will be offered by Selective to participants as described in this prospectus or a prospectus supplement. The last price of shares of Common Stock issued under the Plan was $16.692.

LEGAL MATTERS

Drinker Biddle & Reath LLP has passed upon the validity of the shares of Common Stock issuable under the Plan for Selective.

EXPERTS

The consolidated financial statements and related schedules of Selective as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

Selective files its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and other required information with the SEC. The public may read and copy any materials on file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, including Selective, that file electronically with the SEC.

Incorporation by Reference

The SEC allows Selective to “incorporate by reference” the information the Company files with them, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this Prospectus, and information that Selective files later with the SEC will automatically update and supersede this information. Selective incorporates by reference the documents listed below and any future filings it will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 filed with the SEC on February 24, 2010;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2010, June 30, 2010, and September 30, 2010 filed with the SEC on April 29, 2010, July 29, 2010, and October 28, 2010, respectively;

•	our Current Reports on Form 8-K filed on April 2, 2010, December 2, 2010, and December 3, 2010; and

•
the description of our Common Stock set forth in Selective’s registration statement filed with the SEC pursuant to Section 12 of the Exchange Act, and any amendments or reports filed for the purpose of updating that description.

You may request a copy of these filings, at no cost, by calling or writing to:

Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, New Jersey 07890
Attention:  Michael H. Lanza, Executive Vice President and General Counsel
(973) 948-3000

This Prospectus is part of a registration statement Selective filed with the SEC.  You should rely only on the information or representations provided in this prospectus.  Selective has authorized no one to provide you with different information.  Selective is not making an offer of these securities in any state where the offer is not permitted.  You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.